Exhibit 99.2

NOTIFICATION FORM FOR DIRECTORS AND MEMBERS OF THE SUPERVISORY BOARD AS MEANT IN SECTION 5:48 WFT, Part 1

1.	Name of the (affiliated) issuing institution: Fiat Chrysler Automobiles N.V.

2.	Name of the person obliged to notify: Mr. Sergio Marchionne

3.	Statement of the total number of (an option to acquire) shares prior to the transaction:

Type of (option to acquire) share	Number of shares	Total capital	Total voting rights
Ordinary shares	6,496,666	EUR 64,966.66	6,496,666

Sort of (option to acquire) share involved in the change

4.	Type of (option to acquire) share: ordinary shares

(Share/ Pref. Share/ Conv. Bond/Option/ Warrant/ Other)

5.	To be filled out if applicable:

Nominal value of the share: EUR 0,01

Option series: n/a

Exercise price/conversion rate: n/a

Acquiry /Expiration date: n/a

Change in (option to acquire) the shares indicated in questions 4 and 5

6.	Transaction date: 14 October 2014

7a.	Number of (option to acquire) shares acquired: 335,745

b.	Number of (option to acquire) shares sold: n/a

8.	Purchase price and/or selling price and/or counter value: EUR 7.727

9.	Transaction according to an investment management agreement (yes/no): no

10.	Statement of the total number of shares after the transaction:

Type of (option to acquire) share	Number of shares	Total capital	Total voting rights
Ordinary shares	6,832,411	EUR 68,324.11	6,832,411

Attention please: in the event that the percentage of your holding in the (affiliated) issuing institution reaches, exceeds or falls below a threshold, you are also obliged to notify the percentage of your holding.

1. Denominator capital interest: 1,611,123,022

2. Denominator voting rights: 1,611,123,022

Total Capital Interest:	%
- direct actual:	0.42%
- direct potential:	%
- indirect actual:	%
- indirect potential:	%
Total Voting Rights	%
- direct actual:	0.42%
- direct potential:	%
- indirect actual:	%
- indirect potential:	%

The voting rights percentages need correction, if the exercising of the voting rights is limited by the NV’s articles of association (x% provision or voting rights limitations).

4. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The capital interest and/or voting rights are at the disposal of a controlled undertaking (yes/no): no

(If so, mention the name of the relevant controlled undertaking): n/a

The capital interest and/or voting rights are held by a third party for the account of the person subject to notification duty (yes/no): no

The voting rights are pursuant to a voting rights agreement (yes/no): no